Exhibit 3.1

Steve Handy Named Chief Financial Officer of Red Rock Pictures Holdings, Inc.

LOS ANGELES--(BUSINESS WIRE)--January 8, 2009--Red Rock Pictures Holdings, Inc. (OTCBB: RRPH), an independent film development, production, finance and prints and advertising (P&A) funding company, announced today that Steve D. Handy, 40, has been named Chief Financial Officer (CFO) and Corporate Secretary. He replaces Lorraine Evanoff who left earlier this month. In his role as CFO, Mr. Handy will have responsibility for the finance, accounting, investor relations, and corporate governance functions of the Company.

Mr. Handy was most recently the Senior Vice President, Chief Financial Officer and Corporate Secretary of SM&A. During his tenure, he was instrumental in growing SM&A from approximately $37 million in revenue to approximately $100 million in 2007.

"Steve brings over 15 years experience in senior financial positions at high growth public companies that provided hardware, software and service solutions," said Reno Rolle, President and Chief Executive Officer of Red Rock Pictures Holdings, Inc. "He has a solid understanding of the finance, accounting and governance issues that early growth companies encounter and has a strong track record of successfully driving and managing rapid growth both organically and through acquisitions.”

"I am impressed with Red Rock Pictures Holdings, Inc.'s growth strategy, as well as the Company's senior management team," said Mr. Handy. "I believe the Company is well positioned for growth and I look forward to working with Reno and the Company’s team to build shareholder value."

Prior to SM&A, Mr. Handy was Corporate Controller of FutureLink Corporation, a pioneer in the application service provider industry. Before that, he was a senior auditor with Deloitte & Touche and held various finance related positions at Dot Hill, including a two year international finance position based in the Netherlands. He is a graduate of California State University San Marcos with a B.S. in Business Administration, Accounting. He is a member of the California Society of CPAs.

About Red Rock Pictures Holdings, Inc.

Red Rock Pictures Holdings, Inc. (OTCBB: RRPH) (www.redrockpics.com) finances and co-produces feature films and entertainment for all media with particular expertise and focus on direct consumer and multi-channel marketing. Dedicated to truly partnering with the creative community - from up-and-coming writers, directors and producers to experienced hands in film, television and digital media - Red Rock Pictures Holdings, Inc. is built on its commitment to creative entertainment and marketing innovation.

CONTACT:
Red Rock Pictures Holdings
Reno Rolle, 323-790-1813